UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934*

(Amendment No. 6)

Alliqua, Inc.

(Name of Issuer) Common Stock
(Title of Class of Securities) 019621101
(CUSIP Number) Richard Rosenblum c/o Harborview Advisors LLC 189 Berdan Ave, Box 292 Wayne, NJ 07470-3233 (201) 618-1241
(Name, Address and Telephone Number of Persons Authorized to Receive Notices and Communications) November 11, 2013
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), (f) or (g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. - 019621101

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Harborview Value Master Fund, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) N/A
14	TYPE OF REPORTING PERSON PN

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CUSIP No. - 019621101

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Harborview Advisors, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION New Jersey

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) N/A
14	TYPE OF REPORTING PERSON CO

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CUSIP No. - 019621101

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Harborview Capital Management, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION New York

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 7,086
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 7,086
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,086
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.01%
14	TYPE OF REPORTING PERSON CO

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CUSIP No. - 019621101

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Richard Rosenblum
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 521,246[1]
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 521,246[1]
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 521,246[1]
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.3%
14	TYPE OF REPORTING PERSON IN

1 Comprised of (i) 500,051 shares of Common Stock held by Mr. Rosenblum individually, (ii) 14,109 shares of Common Stock issuable upon the exercise of a warrant held by Mr. Rosenblum, and (iii) 7,086 shares of Common Stock held by Harborview Capital Management, LLC.

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CUSIP No. - 019621101

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON David Stefansky
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 685,688[1]
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 685,688[1]
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 685,688[1]
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.4%
14	TYPE OF REPORTING PERSON IN

1 Comprised of (i) 576,222 shares of Common Stock held by Mr. Stefansky individually, (ii) 1,248 shares of Common Stock issuable to Mr. Stefansky upon the exercise of stock options that will vest within 60 days, and (iii) 108,218 shares of Common Stock issuable upon the exercise of warrants held by Mr. Stefansky.

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This Amendment No. 6 to Schedule 13D (this “Amendment No. 6”) is filed by and on behalf of each reporting person to amend the Schedule 13D related to the Common Stock of the Issuer filed on May 21, 2010, as amended by Amendment No. 1 to Schedule 13D filed on January 11, 2011, as amended by Amendment No. 2 to Schedule 13D filed on March 3, 2011, as amended by Amendment No. 3 to Schedule 13D filed on January 18, 2012, as amended by Amendment No. 4 to Schedule 13D filed on November 21, 2012, as amended by Amendment No. 5 to Schedule 13D filed on June 28, 2013 (the “Schedule 13D”). This Amendment No. 6 is filed to disclose that each of the Reporting Persons beneficially owns less than 5% of the outstanding Common Stock. Each capitalized term used and not defined herein shall have the meaning assigned to such term in the Schedule 13D. Except as otherwise provided herein, each Item of the Schedule 13D remains unchanged.

Item 2. Identity and Background.

Items 2(a), 2(b) and 2(c) are amended and restated in their entirety as follows:

(a) This statement is being filed jointly by and on behalf of each of Harborview Value Master Fund, L.P. (“Harborview Value Fund”), Harborview Advisors, LLC (“Harborview Advisors”), Harborview Capital Management, LLC (“Harborview Management”), Richard Rosenblum (“Rosenblum”) and David Stefansky (“Stefansky” and together with Harborview Value Fund, Harborview Advisors and Harborview Management, the “Reporting Persons”). On February 5, 2014, Harborview Value Fund distributed all of the shares of Common Stock that it held to its limited partners, resulting in Harborview Value Fund holding no shares of Common Stock. Subsequently, Stefansky terminated his affiliation with Harborview Management, resulting in Rosenblum and Stefansky sharing no voting or dispositive power over any shares of Common Stock, and thus terminating the group status of the Reporting Persons.

(b) The principal business address of each of the Reporting Persons is c/o Harborview Advisors, LLC, 189 Berdan Ave., Box 292, Wayne, NJ 07470-3233.

(c) Harborview Value Fund is a limited partnership organized under the laws of the British Virgin Islands and is a private investment partnership.

Harborview Advisors is a limited liability company organized under the laws of the State of New Jersey and its principal business is to serve as the general partner of Harborview Value Fund.

Harborview Management is a limited liability company organized under the laws of the State of New York and its principal business is to provide business advisory services.

Rosenblum is the managing member of each of Harborview Advisors and Harborview Management and has sole voting and investment power with respect to shares of Common Stock held by Harborview Value Fund, Harborview Advisors and Harborview Management.

Stefansky has no affiliation with any of the other Reporting Persons.

The filing of this statement shall not be construed as an admission that any Reporting Person is, for purposes of Sections 13(d) or 13(g) of the Act or otherwise, the beneficial owner of any Common Stock covered by this statement.

Item 3. Source and Amount of Funds or Other Consideration.

The table in Item 5(c) is incorporated herein by reference.

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Item 5.  Interest in Securities of the Issuer.

Item 5(a), (b) and (c) are amended and restated in their entirety as follows:

(a) (b) Harborview Management is the beneficial owner of the number and percentage of shares of Common Stock of the Issuer stated in Items 11 and 13 on the corresponding cover page hereto (the “Harborview Management Shares”). The Harborview Management Shares are reported as beneficially owned by Rosenblum, as the managing member of Harborview Management. By reason of this relationship, each of Harborview Management and Rosenblum is reported as having sole power to vote, or to direct the vote, and sole power to dispose, or direct the disposition of, the Harborview Management Shares.

Stefansky is the beneficial owner of the number and percentage of shares of Common Stock of the Issuer stated in Items 11 and 13 on the corresponding cover page hereto. As a result of the termination of his affiliation with Harborview Management, Stefansky does not have beneficial ownership of any shares of Common Stock owned by Harborview Management or Rosenblum, and the group status of the Reporting Persons is terminated.

All amounts set forth in this statement are adjusted for the 1-for-43.75 reverse stock split of the Common Stock that occurred November 18, 2013. All percentages set forth in this statement are based upon 15,603,927 shares of Common Stock outstanding.

(c) Below is a table illustrating the transactions involving the Common Stock by the Reporting Persons since November 11, 2013:

Transaction Date (Month/Day/Year)	Purchaser	Amount of Common Stock (acquired or disposed)	Price Per Share	Form of Acquisition
11/11/2013	Stefansky	186,165 acquired	See footnote 1	See footnote 1
1/6/2014	Stefansky	194,667 acquired	See footnote 2	See footnote 2
1/6/2014	Stefansky	114,286 disposed	See footnote 2	See footnote 2
1/6/2014	Stefansky	38,095 disposed	See footnote 2	See footnote 2
1/6/2014	Stefansky	114,286 disposed	See footnote 2	See footnote 2
1/6/2014	Stefansky	11,429 disposed	See footnote 2	See footnote 2
1/6/2014	Rosenblum	194,667 acquired	See footnote 3	See footnote 3
1/6/2014	Rosenblum	114,286 disposed	See footnote 3	See footnote 3
1/6/2014	Rosenblum	38,095 disposed	See footnote 3	See footnote 3
1/6/2014	Rosenblum	114,286 disposed	See footnote 3	See footnote 3
1/6/2014	Rosenblum	11,429 disposed	See footnote 3	See footnote 3

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Transaction Date (Month/Day/Year)	Purchaser	Amount of Common Stock (acquired or disposed)	Price Per Share	Form of Acquisition
1/30/2014	Rosenblum	13,028 acquired	See footnote 4	See footnote 4
1/30/2014	Rosenblum	17,142 disposed	See footnote 4	See footnote 4
2/4/2014	Harborview Value Fund	17,362 acquired	See footnote 5	See footnote 5
2/4/2014	Harborview Value Fund	22,857 disposed	See footnote 5	See footnote 5
2/4/2014	Harborview Value Fund	7,636 acquired	See footnote 5	See footnote 5
2/4/2014	Harborview Value Fund	11,429 disposed	See footnote 6	See footnote 6
2/5/2014	Harborview Value Fund	350,196 disposed	See footnote 7	See footnote 7
3/18/2014	Stefansky	5,000 acquired	See footnote 8	See footnote 8

1.	On November 11, 2013, Mr. Stefansky entered into a separation and release agreement with the Issuer (the “Stefansky Separation and Release Agreement”), pursuant to which Mr. Stefansky’s employment agreement with the Issuer was terminated as of December 31, 2012 and Mr. Stefansky released the Issuer and its employees, directors and affiliates from any claims Mr. Stefansky may have against them in exchange for the immediate vesting of all of unvested options to purchase 125,714 shares of Common Stock that were granted to Mr. Stefansky under his employment agreement with the Issuer and the Issuer entering into a consulting agreement with Mr. Stefansky. Pursuant to the consultant agreement between Mr. Stefansky and the Issuer, dated November 11, 2013 (the “Stefansky Consulting Agreement”), in exchange for Mr. Stefansky providing consulting services to the Issuer from January 1, 2013 to December 31, 2014, the Issuer, among other things, issued to Mr. Stefansky 186,165 shares of Common Stock.

2.	On January 6, 2014, Mr. Stefansky entered into an option cancellation and release agreement with the Issuer (the “Stefansky Cancellation Agreement”), pursuant to which the parties agreed to cancel options to purchase 278,096 shares of Common Stock at exercise prices ranging from $6.34 to $9.19 (the “Stefansky Options”) previously granted to Mr. Stefansky, as set forth in the applicable stock option agreements (the “Stefansky Option Agreements”). In exchange for the cancellation of the Stefansky Options and the Stefansky Option Agreements, the Issuer granted to Mr. Stefansky, pursuant to the Alliqua, Inc. 2011 Long-Term Incentive Plan, 194,667 shares of Common Stock.

3.	On January 6, 2014, Mr. Rosenblum entered into an option cancellation and release agreement with the Issuer (the “Rosenblum Cancellation Agreement”), pursuant to which the parties agreed to cancel options to purchase 278,096 shares of Common Stock at exercise prices ranging from $6.34 to $9.19 (the “Rosenblum Options”) previously granted to Mr. Rosenblum, as set forth in the applicable stock option agreements (the “Rosenblum Option Agreements”). In exchange for the cancellation of the Rosenblum Options and the Rosenblum Option Agreements, the Issuer granted to Mr. Rosenblum, pursuant to the Alliqua, Inc. 2011 Long-Term Incentive Plan, 194,667 shares of Common Stock.

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4.	On January 30, 2014, Mr. Rosenblum effected a cashless exercise of a warrant to purchase 17,142 shares of Common Stock, pursuant to which Mr. Rosenblum was issued 13,028 shares of Common Stock.

5.	On February 4, 2014, Harborview Value Fund effected a cashless exercise of a warrant to purchase 22,857 shares of Common Stock, pursuant to which Harborview Value Fund was issued 17,362 shares of Common Stock.

6.	On February 4, 2014, Harborview Value Fund effected a cashless exercise of a warrant to purchase 11,429 shares of Common Stock, pursuant to which Harborview Value Fund was issued 7,636 shares of Common Stock.

7.	On February 5, 2014, Harborview Value Fund effected a distribution of all of its shares of Common Stock to certain of its limited partners.

8.	On March 18, 2014, the Issuer granted to Mr. Stefansky, in consideration for his service as a director of the Issuer, an option to purchase 5,000 shares of Common Stock, at an exercise price of $8.97 per share. The option vests in twelve equal monthly installments with one-twelfth (1/12) vesting on the sixth day of each month during the one-year period commencing on March 18, 2014, provided that Mr. Stefansky is providing services to the Issuer on the applicable vesting date and subject to the conditions of the Alliqua, Inc. 2011 Long-Term Incentive Plan.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 is amended to add the following:

Footnotes 1, 2 and 3 in Item 5 above are incorporated herein by reference.

The foregoing descriptions of the Stefansky Separation and Release Agreement, the Stefansky Consulting Agreement, the Stefansky Cancellation Agreement and the Rosenblum Cancellation Agreement are qualified in their entirety by reference to the Stefansky Separation and Release Agreement, the Stefansky Consulting Agreement, the Stefansky Cancellation Agreement and the Rosenblum Cancellation Agreement, which are filed as Exhibits 99.13, 99.14, 99.15 and 99.16, respectively, hereto and incorporated by reference herein.

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Item 7.  Material to be Filed as Exhibits.

The following are filed as exhibits hereto:

Exhibit	Description of Exhibit
99.1	Form of Securities Purchase Agreement, by and among Alliqua, Inc. and certain purchasers set forth therein (incorporated by reference to Exhibit 10.1 to Form 8-K of the Issuer, filed on February 21, 2012).
99.2	Form of Warrant (incorporated by reference to Exhibit 10.2 to Form 8-K of the Issuer, filed on February 21, 2012).
99.3	Securities Purchase Agreement, dated as of August 14, 2012, by and among Alliqua, Inc. and certain purchasers set forth therein (incorporated by reference to Exhibit 10.1 to Form 8-K of the Issuer, filed on August 16, 2012).
99.4	Form of Warrant (incorporated by reference to Exhibit 10.2 to Form 8-K of the Issuer, filed on August 16, 2012).
99.5	Securities Purchase Agreement, dated as of November 8, 2012, by and among Alliqua, Inc. and certain purchasers set forth therein (incorporated by reference to Exhibit 10.1 to Form 8-K of the Issuer, filed on November 14, 2012).
99.6	Form of Warrant (incorporated by reference to Exhibit 10.2 to Form 8-K of the Issuer, filed on November 14, 2012).
99.7	Securities Purchase Agreement, dated as of February 22, 2013, by and among Alliqua, Inc. and certain purchasers set forth therein (incorporated by reference to Exhibit 10.1 to Form 8-K of the Issuer, filed on February 25, 2013).
99.8	Form of Warrant (incorporated by reference to Exhibit 10.2 to Form 8-K of the Issuer, filed on February 25, 2013).
99.9	Securities Purchase Agreement, dated as of June 28, 2013, by and among Alliqua, Inc. and certain purchasers set forth therein (incorporated by reference to Exhibit 10.3 to Form 8-K of the Issuer, filed on July 7, 2013).
99.10	Form of Warrant (incorporated by reference to Exhibit 10.4 to Form 8-K of the Issuer, filed on July 7, 2013).
99.11	Separation and Release Agreement, dated June 28, 2013, by and between Alliqua, Inc. and Richard Rosenblum (incorporated by reference to Exhibit 10.1 to Form 8-K of the Issuer, filed on July 7, 2013).
99.12	Consulting Agreement, dated June 28, 2013, by and between Alliqua, Inc. and Richard Rosenblum (incorporated by reference to Exhibit 10.2 to Form 8-K of the Issuer, filed on July 7, 2013).
99.13	Separation and Release Agreement, dated November 11, 2013, by and between Alliqua, Inc. and David Stefansky (incorporated by reference to Exhibit 10.7 to Form 10-Q of the Issuer, filed on November 12, 2013).
99.14	Consulting Agreement, dated November 11, 2013, by and between Alliqua, Inc. and David Stefansky (incorporated by reference to Exhibit 10.8 to Form 10-Q of the Issuer, filed on November 12, 2013).
99.15	Option Cancellation and Release Agreement, dated January 6, 2014, by and between Alliqua, Inc. and David Stefansky (incorporated by reference to Exhibit 10.2 to Form 8-K of the Issuer, filed on January 10, 2014).
99.16	Option Cancellation and Release Agreement, dated January 6, 2014, by and between Alliqua, Inc. and Richard Rosenblum (incorporated by reference to Exhibit 10.1 to Form 8-K of the Issuer, filed on January 10, 2014).
99.17	Joint Filing Agreement.

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SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this Schedule 13D is true, complete and correct.

Date: June 2, 2014

Harborview Value Master Fund, L.P.

By:	Harborview Advisors, LLC, its general partner

By:	/s/ Richard Rosenblum
	Name:	Richard Rosenblum
	Title:	Managing Member

Harborview Advisors, LLC

By:	/s/ Richard Rosenblum
	Name:	Richard Rosenblum
	Title:	Managing Member

Harborview Capital Management, LLC

By:	/s/ Richard Rosenblum
	Name:	Richard Rosenblum
	Title:	Managing Member

Richard Rosenblum

/s/ Richard Rosenblum

David Stefansky

/s/ David Stefansky

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EXHIBITS

Exhibit	Description of Exhibit
99.1	Form of Securities Purchase Agreement, by and among Alliqua, Inc. and certain purchasers set forth therein (incorporated by reference to Exhibit 10.1 to Form 8-K of the Issuer, filed on February 21, 2012).
99.2	Form of Warrant (incorporated by reference to Exhibit 10.2 to Form 8-K of the Issuer, filed on February 21, 2012).
99.3	Securities Purchase Agreement, dated as of August 14, 2012, by and among Alliqua, Inc. and certain purchasers set forth therein (incorporated by reference to Exhibit 10.1 to Form 8-K of the Issuer, filed on August 16, 2012).
99.4	Form of Warrant (incorporated by reference to Exhibit 10.2 to Form 8-K of the Issuer, filed on August 16, 2012).
99.5	Securities Purchase Agreement, dated as of November 8, 2012, by and among Alliqua, Inc. and certain purchasers set forth therein (incorporated by reference to Exhibit 10.1 to Form 8-K of the Issuer, filed on November 14, 2012).
99.6	Form of Warrant (incorporated by reference to Exhibit 10.2 to Form 8-K of the Issuer, filed on November 14, 2012).
99.7	Securities Purchase Agreement, dated as of February 22, 2013, by and among Alliqua, Inc. and certain purchasers set forth therein (incorporated by reference to Exhibit 10.1 to Form 8-K of the Issuer, filed on February 25, 2013).
99.8	Form of Warrant (incorporated by reference to Exhibit 10.2 to Form 8-K of the Issuer, filed on February 25, 2013).
99.9	Securities Purchase Agreement, dated as of June 28, 2013, by and among Alliqua, Inc. and certain purchasers set forth therein (incorporated by reference to Exhibit 10.3 to Form 8-K of the Issuer, filed on July 7, 2013).
99.10	Form of Warrant (incorporated by reference to Exhibit 10.4 to Form 8-K of the Issuer, filed on July 7, 2013).
99.11	Separation and Release Agreement, dated June 28, 2013, by and between Alliqua, Inc. and Richard Rosenblum (incorporated by reference to Exhibit 10.1 to Form 8-K of the Issuer, filed on July 7, 2013).
99.12	Consulting Agreement, dated June 28, 2013, by and between Alliqua, Inc. and Richard Rosenblum (incorporated by reference to Exhibit 10.2 to Form 8-K of the Issuer, filed on July 7, 2013).
99.13	Separation and Release Agreement, dated November 11, 2013, by and between Alliqua, Inc. and David Stefansky (incorporated by reference to Exhibit 10.7 to Form 10-Q of the Issuer, filed on November 12, 2013).
99.14	Consulting Agreement, dated November 11, 2013, by and between Alliqua, Inc. and David Stefansky (incorporated by reference to Exhibit 10.8 to Form 10-Q of the Issuer, filed on November 12, 2013).
99.15	Option Cancellation and Release Agreement, dated January 6, 2014, by and between Alliqua, Inc. and David Stefansky (incorporated by reference to Exhibit 10.2 to Form 8-K of the Issuer, filed on January 10, 2014).
99.16	Option Cancellation and Release Agreement, dated January 6, 2014, by and between Alliqua, Inc. and Richard Rosenblum (incorporated by reference to Exhibit 10.1 to Form 8-K of the Issuer, filed on January 10, 2014).
99.17	Joint Filing Agreement.

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